Exhibit 99.33

CONSENT OF W. ROSCOE

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the report dated April 21, 2011 entitled “Technical Report on the Côté Lake Deposit, Chester Property, Ontario, Canada” (the “Côté Lake Report”); (2) the report evaluating the Côté Gold Project entitled “NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” dated October 24, 2012 (the “Côté Gold Report”); and (3) the annual information form of the Company dated March 25, 2013, which includes reference to my name in connection with information relating to the Côté Gold Project, the Côté Lake Report, the Côté Gold Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ William E. Roscoe
By: William E. Roscoe, Ph.D, P.Eng

Date: March 25, 2013